FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 000-31215

MIND C.T.I. LTD.

(Translation of registrant’s name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MIND CTI Reports EPS of 5 cents in Q1 2005

* Positive Operating Cash Flow of $2 Million

Yoqneam, Israel, April 20, 2005- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the first quarter ended March 31, 2005.

Key Highlights of Q1 2005
  Revenues were $3.08 million, a 23% decrease from $4 million in the first quarter of 2004.
  FNet income for the first quarter was $1.03 million or $0.05 per diluted share, compared with a net income of $1.34 million or $0.06 per diluted share in the first quarter of 2004.
  Five new customer wins.
  The company generated $2.05 million in cash this quarter and distributed $6.88 million in annual dividends. Cash position remains strong with $46.66 million on the balance sheet on March 31, 2005.

Monica Eisinger, MIND chairperson and chief executive officer, commented: "After over two years of strong growth the market is showing some signs of fatigue this quarter, with both existing and potential customers delaying commitments.

We are encouraged by a slight improvement towards the end of the quarter and expect to see sequential revenue growth in the second quarter.

We are pleased that we maintained positive operating income and we believe that we maintained our market share.

We continue to believe that the migration to converged networks is irreversible and we continue to invest in expanding our solutions to the new growing needs of billing for triple-play (voice, data and video). With an eye on expenses, we continue to recruit senior executives as we believe that the company will need a skilled management team to take advantage of the growth opportunities over the next few quarters and years. Although normal fluctuations in the business should be expected, we believe the long-term carrier migration to IP will result in revenue growth and profitability enhancement over the next few years."

Revenue Distribution for Q1 2005
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 48%, the Americas represented 14%, Africa represented 12%, APAC represented 16% and Israel represented 10%.

Revenue from our customer care and billing software totaled $2.34 million, while revenue from our enterprise call management software was $741 thousand. The revenue breakdown from our business lines of products was $1.54 million, or 50%, from licenses, $1.28 million, or 41%, from maintenance and $265 thousand, or 9%, from services.

New Board Member
At the Annual General Meeting held in April 2005, Mr. Menahem Shalgi was elected as an outside director of the company. Mr. Menahem Shalgi is a senior Amdocs Inc. (NYSE: DOX) veteran, and brings over three decades of software and telecom industry experience. Mr. Shalgi recently served as Amdocs' VP Business Development and M&A. He was responsible for leading the company's new businesses strategy and in addition, Mr. Shalgi was responsible for investments and acquisitions. Prior to assuming the role of corporate Business Development and M&A, Mr. Shalgi was Amdocs VP and Executive Account Manager, responsible for Marketing, Sales, Development and Support for large international accounts.

New Executive Addition
We continue to add experienced people to further strengthen our management team. In April 2005 Mr. Benny Rosenbaum joined us to serve as COO, a new position at MIND. Prior to joining our company, he was CEO of a start-up in the Enterprise Software field and prior to that he was employed by Magic Software (NASDAQ: MGIC) for 14 years, where he served in various Sales, Business Development and Branch management positions.

As of March 31, 2005, we had 252 employees in our offices in Israel, Romania, the United States and China.

Conference Call Information
MIND will host a conference call on April 21, at 8:30 a.m., Eastern Time, to discuss the Company's first quarter results and other financial and business information, including trends and guidance for the near future. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. (http://www.mindcti.com) is a leading global provider of real-time billing and customer care solutions for pre-paid and post-paid voice, data and video. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND solutions include "best-in-class" solutions for Service Enabling of IP services in the wireless arena, end-to-end convergent billing solutions and internal billing for large enterprises. MIND operates from offices in Europe, Israel, the United States and China.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$5,828	$5,945	$18,687
Accounts receivable:
Trade	1,780	1,660	3,418
Interest accrued on long-term bank deposits	833	1,227	242
Other	455	889	773
Inventories	19	11	18
T o t a l current assets	8,915	9,732	23,138
LONG-TERM BANK DEPOSITS	40,000	37,000	30,000
PROPERTY AND EQUIPMENT , net of accumulated depreciation and amortization	1,810	1,508	1,790
OTHER ASSETS, net of accumulated amortization	644	824	788
T o t a l assets	$51,369	$49,064	$55,716
Liabilities and shareholders' equity
CURRENT LIABILITIES - accounts payable and accruals:
Trade	$363	$530	$466
Deferred revenues	1,578	1,878	1,680
Other	1,891	1,425	2,124
T o t a l current liabilities	3,832	3,833	4,270
EMPLOYEE RIGHTS UPON RETIREMENT	1,139	1,009	1,200
T o t a l liabilities	4,971	4,842	5,470
SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,343	58,591	59,079
Accumulated deficit	(12,998)	(14,422)	(8,886)
T o t a l shareholders' equity	46,398	44,222	50,246
To t a l liabilities and shareholders' equity	$51,369	$49,064	$55,716

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31		Year ended December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands (except per share data)
REVENUES	$3,082	$4,005	$17,806
COST OF REVENUES	804	1,001	4,394
GROSS PROFIT	2,278	3,004	13,412
RESEARCH AND DEVELOPMENT
EXPENSES	998	951	3,833
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	593	1,117	4,517
General and administrative	360	334	1,864
OPERATING INCOME	327	602	3,198
FINANCIAL AND OTHER INCOME - net	719	790	3,841
INCOME BEFORE TAXES ON INCOME	1,046	1,392	7,039
TAXES ON INCOME	15	51	162
NET INCOME	$1,031	$1,341	$6,877
EARNING PER SHARE:

Basic	$0.05	$0.06	$0.33
Diluted	$0.05	$0.06	$0.32
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
Basic	21,364	20,762	21,089
Diluted	21,679	21,287	21,468

II

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31,
	2005	2004	2004
	(In thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,031	$1,341	$6,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	180	187	680
Accrued severance pay	(61)	17	202
Capital loss (gain) on sale of property andequipment - net	(23)	6	(7)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,638	521	(1,237)
Interest accrued on long-term bank deposits	(591)	(871)	240
Other	318	(31)	93
Increase (decrease) in accounts payable and accruals:
Trade	(103)	(188)	(252)
Other	(335)	580	1,081
Increase in Inventories	(1)		(7)
Net cash provided by operating activities	2,053	1,562	7,670
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(216)	(470)	(1,226)
Amounts funded in respect of accrued severance pay	94	(6)	(120)
Investment in long-term bank deposits	(10,000)		(40,000)
Withdrawal of long-term bank deposits		3,126	50,000
Proceeds from sale of property and equipment	89	1	145
Net cash provided by (used in) investing activities	(10,033)	2,651	8,799
CASH FLOWS FROM FINANCING ACTIVITIES :
Employee stock options exercised and paid	264	77	563
Dividend paid	(5,143)	(2,736)	(2,736)
Net cash used in financing activities	(4,879)	(2,659)	(2,173)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,859)	1,554	14,296
ALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,687	4,391	4,391
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,828	$5,945	$18,687

III

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By Order of the Board of Directors, /s/ Monica Eisinger —————————————— Monica Eisinger Title: Chairperson of the Board of Directors, President and Chief Executive Officer

April 20, 2005

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